SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     FORM U-6B-2

                             Certificate of Notification

                               Certificate is filed by:
                       Wisconsin Power & Light Company ("WP&L")
                              222 West Washington Avenue
                               Madison, Wisconsin 53703


                    This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule 48.

                     1.  Type of security or securities:  Debentures

                     2.  Issue, renewal or guaranty:  Issue.

                     3.  Principal amount of each security:  $60,000,000.

                     4.  Rate of interest per annum of each security:
                         5.70% per annum.

                     5. Date of issue, renewal or guaranty of each security: October 30, 1998.

                     6. If renewal of security, give date of original issue: Not applicable.

                     7. Date of maturity of each security: October 15, 2008.

                     8. Name of the person to whom each security was issued, renewed or guaranteed: (i) Merrill Lynch, Pierce, Fenner & Smith Incorporated, (ii) Robert
                         W. Baird & Company Incorporated, and (iii) Legg Mason Wood Walker, Incorporated

                     9. Collateral given with each security, if any: The Debentures are general unsecured obligations of WP&L and will rank on a parity with all other unsecured and unsubordinated debt of WP&L.

                    10.  Consideration received for each security:
                         $59,947,800.

                    11. Application of proceeds of each security: The net proceeds from the sale of the Debentures will be used to repay short-term debt which was incurred by the Company to (i) retire at maturity $8,899,000 aggregate principal amount of WP&L's First Mortgage Bonds, Series L, 6 1/4%, due August 1, 1998 and (ii) finance utility construction expenditures and other general corporate expenditures.

                    12. Indicate by an "X" after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
                         Section 6(a) because of:

                         a.   the provisions contained in the first
                              sentence of Section 6(b):
                         b.   the provisions contained in the fourth
                              sentence of Section 6(b):
                         c. the provisions contained in any rule of the Commission other than Rule 48: X

                    13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding: Not applicable.

                    14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not applicable.

                    15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule 48, designate the rule under which exemption is claimed: Rule 52.



          Date:  November 9, 1998       WISCONSIN POWER & LIGHT COMPANY


                                        By:     /s/ Erroll B. Davis, Jr.
                                             ------------------------------
                                             Name:  Erroll B. Davis, Jr.
                                             Title: Chief Executive Officer